UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 4)

                            InkSure Technologies Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                     45727E
                                 --------------
                                 (CUSIP Number)

                          ICTS International, N.V. and
                                 ICTS-USA, Inc.
                                  Beisbosch 225
                               1181 JC Amstelveen
                                 The Netherlands
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 10, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
1     NAMES OF REPORTING PERSONS
       ICTS-USA, Inc.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) |X| (b) |_|

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3     SEC USE ONLY

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4     SOURCE OF FUNDS (See Instructions)

       WC

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)                                            |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
================================================================================
    NUMBER OF                    7       SOLE VOTING POWER

    SHARES                               3,619,794
                                ------------------------------------------------
    BENEFICIALLY                 8       SHARED VOTING POWER

    OWNED BY                             3,619,794
                                ------------------------------------------------
    EACH                         9       SOLE DISPOSITIVE POWER

    REPORT                               3,619,794
                                ------------------------------------------------
    PERSON                      10       SHARED DISPOSITIVE POWER

    WITH                                 3,619,794
================================================================================
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,619,794
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      |X| (See Instructions)
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.85%(4)
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14    TYPE OF REPORTING PERSON (See Instructions)
      CO
================================================================================

(3) Does not include 544,118 shares issuable upon exercise of the ICTS USA Warrant.


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

(4) Based on a total of 15,839,559 shares outstanding as of December 31, 2006.

================================================================================
1     NAMES OF REPORTING PERSONS
       ICTS International, N.V.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) |X|  (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)
      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e) |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      The Netherlands
================================================================================
   NUMBER OF                    7        SOLE VOTING POWER

   SHARES                                895,761
                               -------------------------------------------------
   BENEFICIALLY                 8        SHARED VOTING POWER

   OWNED BY                              4,515,555
                               -------------------------------------------------
   EACH                         9        SOLE DISPOSITIVE POWER

   REPORTING                             895,761
                               -------------------------------------------------
   PERSON                      10        SHARED DISPOSITIVE POWER

   WITH                                  4,515,555
================================================================================
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,515,555
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions) |X|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.5%(5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      CO
================================================================================
 (5) Does not include 86,957 shares issuable upon exercise of ICTS Information Systems, B.V., a subsidiary of ICTS International N.V. which ceased to operate during 2006 and transferred its rights to ICTS International, N.V. Also does not include the 544,118 shares issuable upon exercise of the ICTS USA warrants.


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

  (6) Based on a total of 15,839,559 shares outstanding as of December 31, 2006.

Item 1. Security and Issuer

The class of securities to which this statement relates is the common stock, par value $0.01 per share, of InkSure Technologies Inc. a Nevada corporation (the "Issuer"), whose principal executive offices are located at 1770 N.W. 64th Street, Fort Lauderdale, FL 33309.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of ICTS International, N.V. and ICTS-USA, Inc., (collectively, the "Reporting Persons").

ICTS International, N.V. is a Netherlands corporation principally engaged in airport security. ICTS-USA, Inc. is a wholly owned subsidiary of ICTS International, N.V.

ICTS-USA, Inc. is a New York corporation principally engaged as a holding company. ICTS-USA, Inc. is a wholly owned subsidiary of ICTS International, N.V.

The names and positions of the executive officers and directors of ICTS International N.V. are set forth below. Each executive officer and director listed below disclaims beneficial ownership of the shares of common stock beneficially owned by ICTS International, N.V. and ICTS-USA, Inc.

Menachen Atzmon, Citizdenship, Israel, Managing Director of ICTS International Avraham Dan, Citizenship, Israel, Managing Director and Chief Financing officer of ICTS International
Ran Langer, Citizenship, Israel, managing Director of ICTS International
Alon Raich, Citizenship, Israel, Financial Controller of ICTS International Elie Housman, Citizenship, United States, Director of ICTS International and Director of ICTS-USA, Inc.
Philip Getter, Citizenship, United States, Director of ICTS International and Director of ICTS-USA, Inc.
Eytan Barak, Citizenship; Israel Director of ICTS International
Gordon Housman, Citizenship, United Kingdom, Director of ICTS International David W. Sass, Citizenship, United States, Director of ICTS International and Director of ICTS-USA, Inc.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.


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

Item 4. Purpose of Transaction

On March 30, 2007 ICTS International, N.V. sold 155,000 shares of Common Stock of the Issuer at a price of $1.90 per share, for aggregate proceeds of $294,500. The sale was effectuated through a registered broker dealer. The 155,000 shares were originally purchased in March 2004 pursuant to a private placement by which an aggregate of $544,118 shares of Common Stock and warrants to purchase 544,118 shares of Common Stock were issued.

Each of the Reporting Persons acquired the units for investment purposes only.

Neither of the Reporting Persons has any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) (i) Based on a total of 15,839,559 shares outstanding on December 31, 2006, as adjusted upward to 16,470,634 shares to reflect 631,075 shares issuable under the ICTS USA Warrant, and the ICTS International, N.V. shared


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

beneficial ownership of 4,515,555 shares of common stock constitutes beneficial ownership of 28.5% of the total number of shares of outstanding common stock of the Issuer.

(b) (i) Except as reported in Item 4, during the past sixty days, ICTS International, N.V. has not effected any transactions in shares of common stock.

   (ii) Except as reported in Item 4, during the past sixty days, ICTS-USA, Inc. has not effected any transactions in shares of common stock.

(d) Not appli cable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to be Filed as Exhibits

None

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   ICTS International, N.V.

                                   /s/ Avraham Dan
                                   ---------------------------------------------
                                   Name:   Avraham Dan
                                   Title:  Managing Director
                                   Date:   April 10, 2007

                                   ICTS-USA, Inc.

                                   /s/ David W. Sass
                                   ---------------------------------------------
                                   Name:  David W. Sass
                                   Title: Secretary
                                   Date:  April 10, 2007


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